Exhibit 2.1

SHARE PURCHASE AGREEMENT

BIODISCOVERY 2

BIODISCOVERY 3

ECLOSION2 & CIE SCPC

VESALIUS BIOCAPITAL II SA, SICAR

NEOMED INNOVATION V L.P.

N5 INVESTMENTS AS

WELLINGTON PARTNERS NOMINEE LTD

MR. ELIAS PAPATHEODOROU

MR. PHILIPPE WIESEL

MR. ALEXANDRE GRASSIN

as Sellers

and

CALLIDITAS THERAPEUTICS AB (PUBL)

as Buyer

13 August 2020

	TABLE OF CONTENTS
CLAUSE			PAGE

1.	DEFINITIONS		2

	1.1	DEFINITIONS	2
	1.2	INTERPRETATION	6

2.	SALE AND PURCHASE OF THE TRANSFERRED SHARES		6

3.	PURCHASE PRICE		7

	3.1	CONSIDERATION TO BE PAID AT CLOSING	7
	3.2	CONTINGENT CONSIDERATIONS	7

4.	CONDITIONS PRECEDENT		9

	4.2	FOREIGN INVESTMENT CLEARANCE	9
	4.3	NO IMPAIRMENT oF MATERIAL COMPANY IP RIGHTS	10

5.	SELLERS’ COVENANTS		10

6.	CLOSING AND POST-CLOSING		11

	6.1	CLOSING DATE	11
	6.2	ACTIONS TO BE TAKEN FOR CLOSING	11

7.	REPRESENTATIONS AND WARRANTIES OF THE SELLERS		12

	7.1	EXISTENCE - AUTHORIZATION	13
	7.2	TITLE TO THE TRANSFERRED SHARES	13
	7.3	ACCURACY OF PUBLICLY AVAILABLE INFORMATION	14
	7.4	BROKERS’ FEES	14

8.	REPRESENTATIONS AND WARRANTIES OF THE BUYER		14

9.	POST-CLOSING UNDERTAKINGS		15

10.	COMMUNICATION – PUBLIC STATEMENTS		15

11.	SELLERS’ AGENT		15

12.	NOTICES		16

13.	ASSIGNMENT		17

14.	TAXES - OTHER EXPENSES		17

15.	TERMINATION		17

16.	MISCELLANEOUS		18

	16.1	AMENDMENT – WAIVER	18
	16.2	INVALIDITY – ENTIRE AGREEMENT	18

17.	GOVERNING LAW - DISPUTES		18

SCHEDULE 1			2

	ALLOCATION OF THE TRANSFERRED SHARES AND PURCHASE PRICE AMONG THE SELLERS		2

SCHEDULE 2			3

	FORM OF RESIGNATION LETTER		3

THIS AGREEMENT is made on 13 August 2020

AMONG

(1)	BioDiscovery 2, a Fonds Professionnel de Capital Investissement organized under the laws of France, represented by Andera Partners, a Société en commandite par actions whose registered office is at whose registered office is at 374 rue Saint Honoré, 75001 Paris, registered with the Trade and Companies Register of Paris under number 444 071 989;

(2)	BioDiscovery 3, a Fonds Professionnel de Capital Investissement organized under the laws of France, represented by Andera Partners, a Société en commandite par actions whose registered office is at whose registered office is at 374 rue Saint Honoré, 75001 Paris, registered with the Trade and Companies Register of Paris under number 444 071 989;

(3)	Eclosion2 & Cie SCPC, a partnership for collective investments (société en commandite de placements collectifs) organized under the laws of Switzerland, whose registered office is at rue du Nant 8, c/o Duchosal Berney SA, 1207 Geneva, Switzerland and registered under number CHE-116.231.008, represented by Eclosion2 SA, whose registered office is at rue du Nant 8, c/o Duchosal Berney SA, 1207 Geneva, Switzerland and registered under number CHE-116.043.501;

(4)	Vesalius Biocapital II SA, SICAR, a Société anonyme Société d'investissement en capital à risque organized under the laws of Luxemburg, whose registered office is at 8, rue Lou Hemmer, L-1748 Senningerberg, Luxembourg, registered with the Trade and Companies Register of Luxemburg under number B-158, represented by SGV MANAGEMENT SERVICES BVBA, a société de personnes à responsabilité limitée organized under the laws of Belgium, whose registered office is at 1B, Liskenstraat, B-3080 Tervuren, Belgium, registered with the Banque-Carrefour des Entreprises under number BE 0472.774.139, represented by Stephane Verdood and ORRIX MANAGEMENT BVBA, a société de personnes à responsabilité limitée organized under the laws of Belgium, whose registered office is at 27, Hoevestraat, B-1640 Sint-Genesius-Rode, Belgium, registered with the Banque-Carrefour des Entreprises under number BE 0476 019 184;

(5)	Neomed Innovation V L.P., a Limited Partnership organized under the laws of Jersey, whose registered office is at IFC 5 ST Helier Jersey, JE1 1ST, Jersey, represented by its General Partner Neomed Innovation V Limited;

(6)	N5 Investments AS, a company organized under the laws of Norway, whose registered office is at Parkveien 55, N-0256 Oslo, Norway, registered under number 998406730;

(7)	Wellington Partners Nominee Ltd, a limited company organized under the laws of Jersey, whose registered office is at 11-15 Seaton Place, St. Helier, Jersey JE4 0QH, British Channel Islands, registered with the Jersey Financial Services Commission under number RC112326;

(8)	Mr. Elias Papatheodorou, a Greek citizen, born on 30 May 1969 at Athens (Greece) and residing at Engelfriedshalde 27, 72076 Tubingen, Germany;

(9)	Mr. Philippe Wiesel, a Swiss citizen, born on 7 November 1966 in Uccle (Belgium) and residing at 11 Rue Juliette Lamber, 75017 Paris, France;

(10)	Mr. Alexandre Grassin, a French and Swiss citizen, born on 3 February 1978 at Reims, France and residing at rue Micheli-du-Crest 20, 1205 Geneva, Switzerland;

(individually a “Seller” and collectively, the “Sellers”)

(11)	Calliditas Therapeutics AB (publ), a public limited liability company (aktiebolag) organized under the laws of Sweden, whose registered office is at Kungsbron 1, C8, SE-111 22, Stockholm, Sweden, registered under the corporate registration number 556659-9766 and which common shares are admitted to trading on Nasdaq Stockholm under ISIN code SE0010441584 and, in the form of American depositary shares on the Nasdaq Global Select Market under ISIN code US13124Q1067;

(the “Buyer”)

The Sellers and the Buyer are hereinafter referred to individually as a “Party” and collectively as the “Parties”.

PREAMBLE

(a)	GENKYOTEX is a limited liability company (société anonyme) organized under the laws of France with a share capital of €11,548,562, whose registered office is at 218 avenue Marie Curie – Forum 2 Archamps Technopole, 74166 Saint-Julien-en-Genevois Cedex, France and registered with the Commerce and Companies Registry under number 439 489 022 RCS Thonon-les-Bains (the “Company”). As of the date hereof, the Company has issued 11,548,562 ordinary shares with a nominal value of €1.00 which are admitted to trading on Euronext Paris and Euronext Brussels under ISIN code FR0013399474 (the “Company Shares”) including 9,243 ordinary shares held in treasury.

(b)	The Sellers own 7,236,515 Company Shares (the “Transferred Shares”) representing, as of the date hereof, 62,66% of the issued share capital and of 62,71% the theoretical voting rights of the Company. The details of the Transferred Shares are set out in Schedule 1.

(c)	The Buyer is seeking to acquire all the Transferred Shares and, as soon as reasonably practicable after the completion of such acquisition and in compliance with French and Belgian securities laws, the Buyer intends to file with the French Financial Market Authority (Autorité des Marchés Financiers – the “AMF”) a mandatory cash simplified tender offer (offre publique obligatoire d’achat simplifiée) on the remaining Company Shares (the “Tender Offer”) on the terms and subject to the conditions set forth in the Tender Offer Agreement.

(d)	In connection with the foregoing, the Buyer is prepared to acquire the Transferred Shares from the Sellers and the Sellers are prepared to sell the Transferred Shares to the Buyer under the terms and conditions of this agreement (the “Transaction”).

THE PARTIES HEREBY AGREE AS FOLLOWS:

1.	DEFINITIONS

1.1	DEFINITIONS

For the purpose of this agreement, the following capitalized terms shall have the following meanings, which shall be equally applicable to the singular and plural forms of such terms:

“Affiliate” means, in relation to any Person, any other Person who/which, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. The term “control” as used in this definition (including its correlative meanings “controlled by” and “under common control with”) shall have the meaning ascribed to it in Article L. 233-3 of the French Commercial Code, it being agreed that the managing company or the general partner of an investment fund shall be deemed to have control over such investment fund.

“Agreement” means this share purchase agreement and each of its schedules.

“AMF” has the meaning given to such term in the Preamble hereof.

“Andera Sellers” means the persons listed in paragraphs (1) and (2) of the Parties hereto.

“Board Represented Sellers” means the Andera Sellers, Eclosion2 & Cie SCPC, Vesalius Biocapital II SA, SICAR and Neomed Innovation V L.P.

“Business Day” means any day other than (i) a Saturday or Sunday, (ii) a day that is not a trading day (jour de négociation) on the Euronext Paris and Euronext Bruxelles stock exchanges or (iii) a day on which banks in Belgium, France or Sweden are closed.

“Buyer” means the person described in paragraph (1) of the Parties hereto or the Substituted Subsidiary, as the case may be.

“Closing” means the consummation of the Transaction by delivery of the documents and completion of the transactions referred to in Clause 6.2 and in particular the payment of the Purchase Price.

“Closing Date” means the date referred to in Clause 6.1 on which the Closing shall occur.

“Company” has the meaning given to such term in the Preamble hereof.

“Company Shares” has the meaning given to such term in the Preamble hereof.

“Conditions Precedent” has the meaning given to such term in Clause 4.

“Contingent Consideration 1” has the meaning given to such term in Clause 3.2.

“Contingent Consideration 2” has the meaning given to such term in Clause 3.2.

“Contingent Consideration 3” has the meaning given to such term in Clause 3.2.

“Contingent Considerations” has the meaning given to such term in Clause 3.2.

“Contingent Consideration Portion” has the meaning given to such term in Clause 3.2.

“Encumbrance” means any security interest, mortgage, charge, pledge, lien, assignment or fiducie by way of security, hypothecation, title retention, easement, burden, or other restriction or limitation of any kind to the rights of disposal, ownership or assignment of an asset (including any right to acquire, call option, tag along, drag along, preference or pre-emption right) whether created by applicable Laws, by contract or otherwise.

“FDA” shall mean the U.S. Food and Drug Administration, and any successor agency thereto.

“Foreign Investment Authority” means the French Ministry of Economy and Finance or any other competent French Governmental Authority for the purposes of authorizing the Transaction pursuant to articles L. 151-3, R. 151-1 et seq. of the French Monetary and Financial Code.

“Foreign Investment Clearance” means (i) a decision from the Foreign Investment Authority which, pursuant to articles L. 151-3, R. 151-1 et seq. of the French Monetary and Financial Code, authorizes in accordance with the relevant applicable Laws and regulations or does not prevent the acquisition of the Company by the Buyer or (ii) a written confirmation from the Foreign Investment Authority that the Transaction does not fall within the scope of articles L. 151-3, R. 151-1 et seq. of the French Monetary and Financial Code.

“Governmental Authority” means any international, European, national, state, regional, departmental, municipal or local body with executive, legislative, judicial, regulatory, or administrative authority including any ministry, department, agency, office, organization or other subdivision thereof and any Person having received delegated authority from any of the above, as well as any judicial authority of competent jurisdiction.

“Group” means the Company and its Subsidiary taken as a whole.

“Investment Services Provider” means Bryan, Garnier & Co, appointed to act as investment services provider (prestataire de services d’investissement) in connection with the Transaction.

“Law” means, in respect of any person, any mandatory law or regulation of any Governmental Authority, which is in force and binding upon such person and capable of enforcement, from time to time.

“Longstop Date” means 1 November 2020 at 23:59 pm CET.

“Manager Sellers” means Mr. Elias Papatheodorou, Mr. Philippe Wiesel and Mr. Alexandre Grassin.

“Material Company IP Rights” means intellectual property, patent, patent application, documentation or know-how, and any rights thereto, held by the Group, relating to setanaxib.

“Milestones” means the setanaxib Milestone 1, setanaxib Milestone 2 and the setanaxib Milestone 3.

“Parties” means either the Buyer or any of the Sellers and together, the Buyer and the Sellers.

“Permitted Transfer” means a transfer or disposal of one or more Contingent Considerations

(i)	in the case of a Seller who is an individual, upon death or by gift (donation);

(ii)	made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation),

(iii)	made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity;

(iv)	if the Contingent Consideration holder is a partnership, a distribution from the transferring partnership to its partners or former partners in accordance with their partnership interests; or

(v)	by a venture capital company or fund, private equity company or fund or other similarly-situated type of institutional investor to any Affiliate of such entity; provided, that

(1)	such transfer can be effected without subjecting the Contingent Considerations to registration or filing requirements under applicable European, French, Belgian, Swedish or U.S. securities rules and regulations and

(2)	to the extent any items above result in the portion of the Contingent Considerations offered in the context of the Tender Offer being subject to registration or filing requirements under applicable European, French, Belgian, Swedish or U.S. securities rules and regulations, such items shall be deemed removed from this definition of Permitted Transfers.

“Person” means any present or future individual or any corporation, association, partnership, joint venture, limited liability, joint stock or other company, business trust, trust, organization, business or government or any governmental agency or political subdivision thereof.

“Purchase Price” means the total purchase price for the Transferred Shares, to be paid on the Closing Date, as set forth in Clause 3.

“Rules” has the meaning given to such term in Clause 17(b).

“Schedule(s)” means the Schedule(s) attached hereto and any attachment(s) thereto.

“Sellers” means the persons listed in paragraphs (1) to (10) of the Parties hereto.

“Sellers’ Agent” has the meaning given to such term in Clause 11.

“setanaxib” means a NADPH Oxidase 1 (NOX1) and NADPH Oxidase 4 (NOX4) inhibitor, as used in the currently pending clinical trial sponsored by the Company, or an Affiliate or licensee thereof.

“setanaxib Milestone 1” means the first approval by the FDA of a new drug application (NDA) that grants the Company or any of its Affiliates (or their respective successors and assigns) the right to commercially manufacture, market and sell setanaxib in the United States in accordance with applicable Laws.

“setanaxib Milestone 2” means a marketing authorization by the European Commission that grants the Company or any of its Affiliates (or their respective successors and assigns) the right to commercially manufacture, market and sell setanaxib in the European Union in accordance with applicable Laws.

“setanaxib Milestone 3” means the first approval by the FDA of a new drug application (NDA) or a marketing authorization by the European Commission that grants the Company or any of its Affiliates (or their respective successors and assigns) the right to commercially manufacture, market and sell setanaxib in the United States or in the European Union respectively in accordance with applicable Laws for the treatment of Idiopathic Pulmonary Fibrosis (IPF) or Type 1 Diabetes.

“Stifel” means Stifel, Nicolaus & Company, Incorporated.

“Stifel Engagement Letter” means the engagement letter entered into between Stifel and the Company on 17 June 2019, as amended from time to time.

“Subsidiary” means Genkyotex Suisse SA, a limited liability company (société anonyme) organized under the Laws of Switzerland, whose registered office is at Chemin des Aulx 16, 1228 Plan-les-Ouates, Switzerland and registered number CHE-112.747.508.

“Substituted Subsidiary” has the meaning given to such term in Clause 13.

“Tender Offer” has the meaning given to such term in the Preamble hereof.

“Tender Offer Agreement” means the tender offer agreement entered into on the date hereof between the Buyer and the Company, a copy of which the Sellers have been provided with.

“Tender Offer Closing Date” means the date of closing (clôture de l’offre) of the Tender Offer.

“Transaction” has the meaning given to such term in the Preamble hereof.

“Transferred Shares” has the meaning given to such term in the Preamble hereof.

“Universal Registration Document” means the universal registration document, including the annual financial report, filed by the Company with the AMF on 30 April 2020 for the financial year ending on 31 December 2019.

“Yorkville Warrants” means the 666,312 share subscription warrants (bons de souscription d'action) subscribed on 20 August 2018 by YA II PN, Ltd. allowing for the subscription of 66,845 Company Shares at a price of €18.70 per Company Share and expiring on 20 August 2023.

1.2	INTERPRETATION

(a)	In the Agreement, unless the context otherwise requires:

(i)	except if otherwise specified, references to clauses and schedules are references to Clauses of and Schedules to the Agreement, references to paragraphs are references to paragraphs of the Clause and the Schedule in which the reference appears and references to the Agreement include the Schedules;

(ii)	references to the singular shall include the plural and vice versa and references to one gender include any other gender;

(iii)	references to “EUR”, “euros”, or “€” are references to the lawful currency from time to time of France and references to “dollars”, or “$” are references to the lawful currency from time to time of the United States of America;

(iv)	any amount to be converted from one currency into another currency for the purposes of this Agreement, if it shall be converted into an equivalent amount, shall be at the Conversion Rate prevailing at the Relevant Date. For the purpose of the foregoing: “Conversion Rate” means the close spot mid-trade composite (London) rate for a transaction between the two currencies in question as quoted on Bloomberg on the date immediately preceding the Relevant Date or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted; and “Relevant Date” means the date on which a payment or an assessment is to be made;

(v)	references to times of the day are to Paris time unless otherwise stated; and

(vi)	general words shall not be given a restrictive meaning because they are followed by words which are particular examples of the acts, matters or things covered by the general words and the words “includes” and “including” shall be construed without limitation.

(b)	The headings and sub-headings in the Agreement are inserted for convenience only and shall have no legal effect.

(c)	Each of the schedules to the Agreement shall form part of the Agreement.

(d)	References to the Agreement include the Agreement as amended or varied in accordance with its terms.

(e)	Any French term in this Agreement shall supersede its English translation.

(f)	The provisions of Articles 640 to 642 of the French Code of Civil Procedure shall be applied to calculate any period of time under the Agreement, provided that the references in Article 642 to “un jour férié ou chômé” and “premier jour ouvrable” shall be interpreted by reference to the definition of “Business Day” provided herein.

2.	SALE AND PURCHASE OF THE TRANSFERRED SHARES

(a)	Upon the terms and subject to the conditions of this Agreement, the Buyer shall purchase from each of the Sellers, and each Seller shall sell to the Buyer, on the Closing Date, all of its Transferred Shares as listed in Schedule 1 and representing in the aggregate 7,236,515 Company Shares, free and clear of any Encumbrance, for the Purchase Price specified in Clause 3.

(b)	The Transaction shall be completed on the Closing Date by the Investment Services Provider, acting pursuant to the joint instructions of the Sellers and the Buyer.

(c)	The transfer of ownership of the Transferred Shares to the Buyer shall occur on the Closing Date by means of off-market block trades (cessions de bloc hors marché) and in accordance with the relevant Euroclear procedure.

(d)	As of the Closing Date, the Buyer shall have the full ownership of the Transferred Shares together with all the rights attached thereto, including the right to all dividends declared and paid on and after the Closing Date, with respect to the Transferred Shares.

(e)	The Buyer shall not be required to purchase the Transferred Shares unless all the Transferred Shares are transferred simultaneously on the Closing Date to an account opened by the Buyer with the Investment Services Provider, free of any Encumbrance. Under any other circumstances, the Buyer shall have the right to terminate this Agreement without incurring any liability vis à vis the Sellers in connection with such termination.

(f)	The Buyer undertakes (i) unless otherwise agreed with the Sellers' Agent, not to acquire any Company Shares until the filing of the Tender Offer except for the transactions provided in this Agreement and (ii) between the filing of the Tender Offer and the settlement and delivery (règlement-livraison) of the Tender Offer, not to acquire any Company Shares at a price higher than the price of the Tender Offer.

3.	PURCHASE PRICE

3.1	CONSIDERATION TO BE PAID AT CLOSING

(a)	The consideration for the Transferred Shares (the “Purchase Price”) shall be a total amount of €20,262,242 (as reduced, as the case may be, pursuant to Clause 3.1(c)), representing a price per Transferred Share of €2.8.

(b)	The allocation of the Purchase Price among the Sellers is set forth in Schedule 1.

(c)	The Purchase Price to be paid on Closing by the Buyer as indicated in Clause 6.2 shall be reduced by any amount (including taxes if any) in excess of (and in excess only) US$400,000 paid or payable by any entity of the Group to Stifel (or any of its Affiliates) pursuant to the Stifel Engagement Letter.

(d)	The Purchase Price (as reduced, as the case may be, pursuant to Clause 3.1(c)) shall be paid by the Buyer to the Sellers, on the Closing Date, as indicated in Clause 6.2.

3.2	CONTINGENT CONSIDERATIONS

(a)	As an additional consideration for the Transferred Shares and subject to the satisfaction of the conditions set forth below, the Buyer agrees to pay to the Sellers after the Tender Offer Closing Date, additional amounts to the Purchase Price based on the following sums expressed in relation to 100% of the Company Shares on a fully diluted basis on the day preceding the settlement and delivery (règlement-livraison) of the Tender Offer (but excluding dilution resulting from any Yorkville Warrants that have not been waived or exercised by such date) apportioned to the Sellers and other security holders of the Company pursuant to the provisions of Clause 3.2(c):

(i)	€30,000,000 in cash if the setanaxib Milestone 1 is achieved at the latest on the date falling ten years as from the Tender Offer Closing Date (the “Contingent Consideration 1”);

(ii)	€15,000,000 in cash if the setanaxib Milestone 2 is achieved at the latest on the date falling ten years as from the Tender Offer Closing Date (the “Contingent Consideration 2”);

(iii)	€10,000,000 in cash if the setanaxib Milestone 3 is achieved at the latest on the date falling ten years as from the Tender Offer Closing Date (the “Contingent Consideration 3” and, together with the Contingent Consideration 1 and the Contingent Consideration 2, the “Contingent Considerations”), provided, however, that if setanaxib Milestone 1 or setanaxib Milestone 2 is achieved for the treatment of Idiopathic Pulmonary Fibrosis (IPF) or Type 1 Diabetes then the Contingent Consideration 3 shall be equal to 0 for the same indication.

(b)	The Sellers hereby acknowledge and agree that:

(i)	the Buyer (including as the controlling shareholder of the Company after the Closing Date) shall retain sole discretion and decision making authority over any continued operation of, development or investment in setanaxib after the Closing Date, including any decision to cease developing any drug candidate; and

(ii)	the Buyer shall not be required to take or pursue any action to ensure the achievement of the Milestones and shall not have any responsibility with respect to the achievement of the Milestones.

(c)	The sums to be paid by the Buyer to each Seller under the Contingent Considerations will be equal to (i) the global sum due under the relevant Contingent Consideration (i.e. €30,000,000 for the Contingent Consideration 1, €15,000,000 for the Contingent Consideration 2 or €10,000,000 for the Contingent Consideration 3) multiplied by (ii) a percentage equal to (a) the number of Transferred Shares by the relevant Seller as set forth in Schedule 1 divided by (b) the number of Company Shares on a fully diluted basis on the day preceding the settlement and delivery (règlement-livraison) of the Tender Offer (the “Contingent Consideration Portion”).

(d)	The Contingent Consideration Portion to be paid to each Seller by the Buyer as indicated in Clause 3.2(g) shall be reduced by an amount in euros equal to 60% of any amount (including taxes if any) paid or payable by any entity of the Group to Stifel (or any of its Affiliates) as a result of the Contingent Considerations being due, such reduction being allocated to each Seller pro rata the number of Transferred Shares sold by such Seller (as set forth in Schedule 1) divided by the total number of Transferred Shares.

(e)	The contractual right of each Seller to be paid a Contingent Consideration Portion may not be transferred or disposed of, in whole or in part, other than in relation to a Permitted Transfer.

(f)	The Buyer, upon becoming aware that any of the Milestones has been achieved, shall promptly notify the Sellers of the achievement of such Milestone, such notification including a copy of any document evidencing such achievement.

(g)	The payment of the Contingent Consideration Portion will be made by the Buyer to each Seller within 30 Business Days following the relevant notification sent pursuant to Clause 3.2(f), by transferring immediately available funds to the bank accounts of the relevant Seller as shall be notified by each Seller to the Buyer in writing by no later than 20 Business Days following receipt of the notification referred in Clause 3.2(f).

(h)	In the event that prior to the tenth anniversary of the Tender Offer Closing Date the Buyer desires to consummate a transaction with a third party relating to the transfer or licensing of part or all of Material Company IP Rights necessary for setanaxib to attain either of the setanaxib Milestone 1, the setanaxib Milestone 2, the setanaxib Milestone 3, while any such milestone has not been attained but remains eligible to be attained, the Buyer will, at its discretion, (i) either retain its obligations in respect of the Contingent Considerations or (ii) cause the person acquiring any such Material Company IP Rights relating to setanaxib to assume the Buyer’s obligations in respect of the Contingent Considerations. No later than the consummation of any such transaction, the Buyer shall disclose to the Sellers’ Agent information relating to such transaction so that the Sellers are informed that such transaction complies with this Clause 3.2(h).

4.	CONDITIONS PRECEDENT

The obligation of the Buyer to consummate the Transaction shall be subject to the satisfaction (or waiver by the Buyer in writing) of the following conditions (the “Conditions Precedent”):

(i)	the Buyer shall have received the Foreign Invest Clearance as provided for in Section 4.2 below; and

(ii)	no material impairment of Material Company IP Rights shall have occurred, as provided for in Section 4.3 below.

If at any time either Party becomes aware of any event, circumstance or condition that would be reasonably likely to prevent any Conditions Precedent being satisfied it shall forthwith inform the other Parties.

4.2	FOREIGN INVESTMENT CLEARANCE

(a)	The Buyer agrees, as soon as practicable after the date of this Agreement, to make the compulsory filing with the Foreign Investment Authority in order to obtain the Foreign Investment Clearance.

(b)	The Buyer shall keep the Sellers’ Agent regularly informed of the status of the Foreign Investment Clearance process and the expected timing of obtaining the Foreign Investment Clearance.

(c)	The Buyer shall undertake its reasonable best efforts to obtain the Foreign Investment Clearance without undue delay on or before the Longstop Date provided, for the avoidance of doubt, that nothing in this Agreement shall require the Buyer to (i) offer (and not withdraw) any commitments, undertakings and other remedies that the Foreign Investment Authority may impose as a condition to clearance or (ii) divest, dispose of, or hold separate (or otherwise take or commit to take any action that limits the Buyer’s freedom of action with respect to, or its ability to retain, operate or control of) any of its businesses or assets or the businesses or assets of the entities of the Group.

(d)	The Sellers shall, and (to the extent of their respective available powers as shareholders, directors and corporate officers of the Company or the Subsidiary), shall cause the Company and its management to promptly co-operate with and provide all such assistance as the Buyer may request in order to obtain the Foreign Investment Clearance and shall provide at the request of the Buyer in a timely fashion all information requested by the Buyer for the preparation of the filings with the Foreign Investment Authority and responses to questions raised by the Foreign Investment Authority.

4.3	NO IMPAIRMENT OF MATERIAL COMPANY IP RIGHTS

An impairment of Material Company IP Rights shall be deemed to have occurred if any of the following is untrue as of the Closing Date:

(a)	All of the Material Company IP Rights are validly owned by the Company or the Subsidiary (or, in the case of the assay enabling technology, validly licensed to the Company).

(b)	No Material Company IP Rights are challenged or, to the knowledge of the Sellers, threatened to be challenged by third parties.

(c)	All necessary fees and taxes have been paid, and all necessary and material documents have been filed, in connection with each Material Company IP Right that needs to be registered. In connection with the registered Material Company IP Right, all registrations are in force and all applications for the same are pending (required fees paid) and without any adverse action or proceedings pending or, to the knowledge of the Sellers, threatened by or before the Governmental Authority in which the registrations or applications are issued or filed.

(d)	No facts or circumstances exist that, to the knowledge of the Sellers, could render any of the Material Company IP Rights invalid or unenforceable.

5.	SELLERS’ COVENANTS

(a)	From the date hereof up to the Closing Date, to the extent of their respective and available powers as shareholders, directors and corporate officers of the Company or the Subsidiary, the Sellers shall cause the Group to operate and carry on their activity in the ordinary course of business and in substantially the same manner as previously conducted and take all reasonable steps to preserve and protect their assets and goodwill, including their existing relationships with customers and suppliers and including the timely filing of all documents and the timely payment of fees and taxes required to maintain the Material Company IP Rights.

(b)	In particular, from the date hereof, in no event will any Seller propose, encourage, otherwise support or approve in their respective capacities as shareholders and/or members of the board of directors of the Company: (i) any plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization, (ii) any material acquisition by merger or consolidation with, or by purchase of an equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, or (iii) any issuance, repurchase, redemption, cancellation, sale, pledge, disposition of, grant, transfer, encumbrance or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of any share capital or other equity or voting interests of the Company, or securities convertible or exchangeable into or exercisable for any share capital or other equity or voting interests of the Company, or any options, warrants or other rights of any kind to acquire any share capital or other equity or voting interests of the Company or such convertible, exchangeable or exercisable securities and (iv) any distribution of profits, dividends (including interim dividends), reserve or assets of the Company, in all cases above except as expressly permitted by the Tender Offer Agreement, provided that, for avoidance of doubt, this covenant in (b) will not restrict the ability of the Board to decide to modify partially or totally the vesting period or other terms of existing stock options in accordance with the Tender Offer Agreement.

(c)	From the date hereof up to the Closing Date, the Sellers shall, and to the extent of their respective powers as shareholders and corporate officers of the Company, shall cause the Company to comply with, the provisions of the Tender Offer Agreement.

(d)	The Sellers acknowledge that the Purchase Price offers significant value and premium to the shareholders of the Company, and that the Transaction is in the best interest of the Company, its employees and other stakeholders. Consequently, the Sellers hereby agree to support and recommend the Tender Offer, as the case may be, in their respective capacities as shareholders and/or members of the board of directors of the Company.

6.         CLOSING AND POST-CLOSING

6.1       CLOSING DATE

The Closing shall take place at the offices of Latham & Watkins, 45 rue Saint-Dominique, 75007 Paris as soon as practicable and no later than ten Business Days following the satisfaction of the Conditions Precedent or on any other date or location as mutually agreed upon by the Parties.

6.2       ACTIONS TO BE TAKEN FOR CLOSING

6.2.1       Transfer of the Transferred Shares

(a)	At the latest three Business Days prior to the Closing Date:

(i)	The Sellers’ Agent shall notify to the Buyer the amount due or to be paid, on or around the Closing Date or the Tender Offer Closing Date, by any entity of the Group pursuant to the Stifel Engagement Letter and the final amount of the Purchase Price to be paid by the Buyer to the Sellers for the Transferred Shares;

(ii)	The Sellers’ Agent shall (i) instruct the Investment Services Provider to open securities trading accounts (capable of receiving and holding Company Shares) and bank accounts in its books under the name of each Seller and (ii) notify to the Buyer the relevant details of such accounts;

(iii)	Each Seller shall transfer all of its Transferred Shares to the securities trading account opened in its respective name in the books of the Investment Services Provider;

(iv)	The Buyer shall (i) instruct the Investment Services Provider to open a securities’ trading account (capable of receiving and holding Company Shares) and a bank account in its books under its name and (ii) notify to the Sellers’ Agent the relevant details of such accounts; and

(v)	The Buyer shall notify to the Sellers' Agent the identity of the individuals or entities to be appointed to the board of directors of the Company on the Closing Date.

(b)	On the Closing Date, the following should occur:

(i)	The Sellers and the Buyer shall deliver prior to 9:00 a.m. Paris time to the Investment Services Provider a joint transfer instruction, in a form to be provided by the Investment Services Provider, giving it irrevocable instructions to complete the Transaction on the Closing Date consisting in an off-market sale and purchase order for the acquisition by the Buyer from the Sellers of the Transferred Shares (with a trade date corresponding to the settlement date).

(ii)	The Investment Services Provider shall complete the transactions set forth in the joint transfer instruction and in particular, it shall:

(A)	transfer the Transferred Shares to such securities’ trading account opened in its books under the name of the Buyer;

(B)	deliver to the Buyer a duly executed certificate of registration of shares (certificat d’inscription en compte) registering the Buyer as owner of the Transferred Shares as from the Closing Date; and

(C)	pay the Purchase Price attributed to the Transferred Shares in immediately available funds by wire transfer to such bank accounts of the Sellers opened in its books.

(iii)	The Sellers shall:

(A)	cause Eclosion 2 SA, Andera Partners, Claudio Nessi and, if requested by the Buyer, Elias Papatheodorou, to execute and deliver to the Company written resignation letters from their position as directors of the Company with effect from the Closing Date substantially in the form attached as Schedule 2 and provide copies of such resignation letters to the Buyer;

(B)	cause Stéphane Verdood to execute and deliver to the Company a written resignation letter from his position as observer of the board of directors of the Company with effect from the Closing Date substantially in the form attached as Schedule 2 and provide a copy of such resignation letter to the Buyer; and

(C)	deliver to the Buyer a certified true copy of the extract of the minutes of the board of the Company held on the Closing Date (i) acknowledging the resignation of Eclosion 2 SA, Andera Partners, Claudio Nessi and Stéphane Verdood and (ii) appointing in replacement (cooptation) the individuals or entities designated by the Buyer in accordance with Clause 6.2.1(a)(v).

6.2.2       Other Closing considerations

(a)	The Parties shall execute all instruments and documents and otherwise take all actions as shall be necessary or required by Law and this Agreement to consummate the Transaction on the Closing Date.

(b)	All matters described in this Clause 6.2 will be deemed to take place simultaneously and all documents and items delivered and payments made in connection with Closing shall be held by the recipient to the order of the person delivering them until such time as Closing takes place. Each of such actions, deliveries and payments shall be deemed to have occurred as at the Closing Date.

(c)	All of the actions required for Closing described in this Clause 6.2 are conditional upon the occurrence of all other such actions. Therefore:

(i)	in the event that any Seller fails to complete any of the actions and deliveries set forth in this Clause 6.2 on the Closing Date, then the Buyer shall be entitled to refuse to proceed with the Closing with respect to that Seller or all Sellers at its discretion; and

(ii)	in the event that the Buyer fails to complete any of the actions and deliveries set forth in this Clause 6.2 on the Closing Date, then each Seller shall be entitled to refuse to proceed with the Closing.

(d)	Such right to refuse to proceed with Closing is in addition and without prejudice to all other rights and remedies available to the non-defaulting Parties, including the right to claim damages and/or the right to require the specific performance (exécution forcée) of the Transaction in accordance with Articles 1221 and 1222 of the French Civil Code.

7.          REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers represent and warrant to the Buyer that the following representations and warranties are true and accurate as of the date hereof, and shall remain true and accurate up to the Closing Date. The Buyer acknowledges that the representations and warranties contained in this Clause 7 are the only representations and warranties on behalf of the Sellers on which the Buyer may rely, or has relied, in entering into this Agreement.

7.1       EXISTENCE - AUTHORIZATION

(a)	Each Seller that is not an individual is duly organized and validly incorporated under the Laws of its jurisdiction, and has all requisite corporate power and authority to own its assets and conduct its business as now being conducted.

(b)	Each Seller has all requisite capacity and right to enter into this Agreement, to perform its obligations hereunder and to consummate the Transaction contemplated hereby.

(c)	This Agreement has been duly authorized by all relevant corporate bodies of each Seller that is not an individual (and, to the extent required, of Affiliates of each Seller), and duly executed and delivered by each Seller and constitutes the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms.

(d)	Except as otherwise specifically mentioned in this Agreement, no authorization is required to be obtained by any Seller or any of its Affiliates in connection with the signing of this Agreement or the consummation of any of the transactions contemplated by this Agreement.

(e)	The execution of the Agreement by each Seller and the performance of its obligations thereunder do not conflict with, or constitute a breach of any Laws, agreement or other obligation to which such Seller is subject.

(f)	Each Seller represents that it is not insolvent (en état de cessation de paiements). Such Seller is not subject to any safeguard, bankruptcy or insolvency proceedings under any applicable Laws, nor to any other proceedings with regard to the prevention or resolution of business difficulties.

7.2       TITLE TO THE TRANSFERRED SHARES

(a)	Each Seller represents that it is the sole holder of all of the Transferred Shares that are mentioned in front of its name in Schedule 1.

(b)	The Transferred Shares owned by such Seller are free and clear of any Encumbrance.

(c)	The Sellers do not own any Company Shares, securities giving deferred access to Company Shares or rights to acquire Company Shares other than (i) the Transferred Shares and (ii) stock options in the case of the Manager Sellers as further detailed in the Tender Offer Agreement.

(d)	No Seller is a party to any option, warrant, purchase right or other contract or commitment that requires such Seller to sell, transfer or otherwise dispose of any capital stock of the Company, except as indicated in this Agreement or as provided for in the Tender Offer Agreement.

(e)	To the best of the Sellers’ knowledge, (i) all the Company Shares are fully paid up and validly issued and (ii) all the Company Shares have equal voting rights and each such Company Share entitles its holder to dividends in proportion to the percentage of share capital it represents.

(f)	To the best of the Sellers’ knowledge, the Company Shares represent all of the issued share capital of the Company.

7.3       ACCURACY OF PUBLICLY AVAILABLE INFORMATION

(a)	Elias Papatheodorou, Alexandre Grassin (for the information for which he is responsible in his capacity as employee of the Group) and Philippe Wiesel (for the information for which he is responsible in his capacity as employee of the Group) respectively represents that the information in relation to the Group which was made or is publicly available in accordance with the Company’s disclosure obligations (and in particular but not limited to the Universal Registration Document) did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)	Each Manager Seller represents that there are no material fact or circumstance (including any suit, action or proceeding pending or, to the knowledge of each Manager Seller, threatened against the Company or its Subsidiary) that, individually or in aggregate is adversely affecting (or reasonably likely to adversely affect) the affairs of the Group which has not been disclosed publicly and which, if disclosed, might have a noticeable (sensible) influence on the traded market price of the Company Shares.

7.4	BROKERS’ FEES

Each Manager Seller and each Board Represented Seller represents that none of the entities of the Group has any liability or obligation to pay any fees, costs, charges or commissions to any broker, finder, agent or financial advisor with respect to the Transaction or the Tender Offer other than pursuant to the Stifel Engagement Letter and the engagement letter to be entered into with the independent expert in connection with the Tender Offer.

8.         REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Sellers that the following representations and warranties are true and accurate as of the date hereof, and shall remain true and accurate up to the Closing Date. The Sellers acknowledge that the representations and warranties contained in this Clause 8 are the only representations and warranties on behalf of the Buyer on which the Sellers may rely, or have relied, in entering into this Agreement.

(a)	The Buyer is duly organized and validly incorporated under the Laws of its jurisdiction, and has all requisite corporate power and authority to own its assets and conduct its business as now being conducted.

(b)	The Buyer has all requisite corporate capacity and right to enter into this Agreement, to perform its obligations hereunder and to consummate the Transaction contemplated hereby.

(c)	This Agreement has been duly authorized by any and all relevant corporate bodies of the Buyer and duly executed and delivered by the Buyer and constitutes and shall constitute the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

(d)	The execution of this Agreement by the Buyer and the performance of its obligations thereunder do not, and will not, conflict with, or constitute a breach of any Laws, agreement or other obligation to which the Buyer is subject.

(e)	The Buyer is not insolvent (en état de cessation de paiements). The Buyer is not subject to any safeguard, bankruptcy or insolvency proceedings under any applicable Laws, nor to any other proceedings with regard to the prevention or resolution of business difficulties.

(f)	As of the date hereof, the Buyer does not own any Company Shares, nor has entered into any agreement relating to the acquisition by the Buyer of any Company Shares other than the Transferred Shares under this Agreement or the Tender Offer Agreement.

9.          POST-CLOSING UNDERTAKINGS

(a)	The Buyer hereby undertakes to file the Tender Offer as soon as reasonably practicable further to Closing in compliance with applicable Laws.

(b)	The Sellers shall cooperate with and provide to, and shall cause (to the extent of their respective powers as shareholders, directors and corporate officers of the Company or the Subsidiary) the Group to cooperate with and provide to, the Buyer all necessary information reasonably required for the drafting of the offer documentation prior to the filing of the Tender Offer in compliance with applicable Laws.

(c)	The Sellers undertake not to implement, directly or indirectly, any transaction which may disturb the proper implementation of the Tender Offer and/or squeeze-out regarding the Company Shares and in particular shall not, from the date of announcement of such Tender Offer and/or squeeze-out until its final settlement and delivery, directly or indirectly, acquire, transfer (other than to the Buyer or one of its Affiliates), or take an economic exposure on, Company Shares other than in accordance with the Tender Offer Agreement.

(d)	For a period of two (2) year from the Closing Date, the Sellers will not, and procure that their Affiliates do not, approach, solicit or employ directly or indirectly any of the managers, directors or employees that is currently or that will remain in the Group following the Transaction, provided that this restriction will not apply (i) if such Sellers or their Affiliate do not control (with the meaning ascribed in Article L. 233-3 of the French Commercial Code) the entity hiring the person that approaches, solicits or employs directly or indirectly any of the managers, directors or employees that is currently or that will remain in the Group following the Transaction, or (ii) if the employment of such employees is terminated by any Group Companies.

10.       COMMUNICATION – PUBLIC STATEMENTS

(a)	No publicity, public announcement, press release, or disclosure regarding this Agreement or the transactions contemplated herein shall be made by the Sellers without the prior written consent of the Buyer on the time, form and content of such public announcement, release or disclosure, which consent shall not be unreasonably withheld or delayed. In the event any Seller is required by applicable Law to make any public announcement related to this Agreement or the Transaction, such Seller will give the Buyer a reasonable opportunity to review and comment upon such communication before it is disseminated.

(b)	Notwithstanding the foregoing, certain Sellers and the Buyer are required to notify the AMF and the Company of the crossing of share ownership thresholds as a consequence of the Transaction, and they are free to do so to the extent required by applicable Laws or the articles of association of the Company.

11.       SELLERS’ AGENT

(a)	For the purposes of this Agreement, each Seller shall hereby appoint Alexandre Grassin (the “Sellers’ Agent”), who accepts, as its representative, in its name and on its behalf, under the circumstances provided in this Agreement, to sign and negotiate all documents required for the completion of the Transaction as well as any amendment to this Agreement, to make and receive all notices, to make all communications or declarations and to receive all payments which are to be made pursuant to this Agreement or as a consequence thereof, to, or on behalf of, the Sellers. In view of the mutual interest it represents for the Sellers, such power of attorney is irrevocable.

(b)	Any notification to the Sellers’ Agent shall thus be deemed to have been made to each of the Sellers.

(c)	Should Alexandre Grassin, acting as Sellers’ Agent, be unable to perform his duties to act as the Sellers’ Agent, for any reason whatsoever, the Sellers’ Agent will be appointed among the Sellers by the Sellers. If the Sellers do not reach an agreement within 15 Business Days of the date Alexandre Grassin has ceased to perform his duties as Sellers’ Agent, then the Sellers’ Agent shall be appointed among the Sellers by the President of the Commercial Court of Paris ruling in summary form (statuant en référé), such ruling being unchallengeable in appeal.

12.       NOTICES

(a)	Any notice or other communication given under the Agreement or in connection with the matters contemplated herein shall, except where otherwise specifically provided, be in writing in the English language, addressed as provided in Clause (b) and served:

(i)	by hand delivery in which case it shall be deemed to have been given upon delivery to the recipient (as evidenced by the acknowledgement of receipt);

(ii)	by registered letter with acknowledgment of receipt or by an internationally recognized express overnight delivery service in which case it shall be deemed to have been given on the date of first presentation; or

(iii)	by e-mail, in which case it shall be deemed to have been given when dispatched subject to confirmation of delivery by a delivery receipt,

provided that any notice dispatched after 6:00 p.m. CET on a Business Day shall be deemed given at the start of the next Business Day.

(b)	Notices under the Agreement shall be sent for the attention of the person and to the address, or e-mail address, as set out below:

(i)	If to the Buyer, to:

Calliditas Therapeutics AB (publ)
Address:	Kungsbron 1, C8, SE-111 22, Stockholm, Sweden
Email:	Fredrik.johansson@calliditas.com
Attn:	Fredrik Johansson

with a copy to:
Latham & Watkins AARPI
Address:	45, rue Saint-Dominique,75007, Paris, France
Email:	alexander.crosthwaite@lw.com
Attn:	Alexander Crosthwaite

(ii)	If to the Sellers, to:

Alexandre Grassin, acting as Sellers’ Agent
Address:	218 avenue Marie Curie – Forum 2 Archamps Technopole, 74166 Saint-Julien-en-Genevois Cedex, France
Email:	alexandre.grassin@genkyotex.com
Attn:	Alexandre grassin

with a copy to:
Mc Dermott Will & Emery AARPI
Address:	23 rue de l’Université
Email:	drevcolevschi@mwe.com
Attn:	David Revcolevschi

or to such other addresses as a Party may provide to the other Parties in accordance with this Clause 12.

(c)	Any notice to be given to or by all of the Sellers under the Agreement shall be deemed to have been properly given if it is given to or by the Sellers’ Agent.

13.       ASSIGNMENT

The Buyer shall be authorized, at any time prior to the Closing Date, to substitute for itself, in all the rights and obligations provided herein, one or several of its Affiliates (the “Substituted Subsidiary”), subject only to the condition that the Buyer notifies the Sellers’ Agent of such substitution at least five Business Days prior to the Closing Date and confirms in such notice that it will remain jointly and severally (solidairement) liable, with effect from the substitution date, with the Substituted Subsidiary for the performance by the latter of all the Buyer’s obligations under this Agreement. The Buyer may not assign, directly or indirectly, the benefit of any provision of this Agreement to any other Person without the prior written consent of the Sellers’ Agent.

14.       TAXES - OTHER EXPENSES

(a)	Any transfer or stamp duty or similar levies that may become payable as a result of the signing of this Agreement or the transfer of the Transferred Shares to the Buyer shall be borne by the Buyer exclusively.

(b)	Whether or not the transactions contemplated by this Agreement are consummated and except as may otherwise be specifically provided herein, each Party shall bear its own costs and expenses, including fees of legal and other counsel, incurred in connection with the negotiation, preparation, execution and implementation of this Agreement and the consummation of the transactions contemplated hereby.

15.       TERMINATION

(a)	This Agreement may be terminated at any time prior to the Closing Date as follows:

(i)	by mutual consent of the Buyer and the Sellers’ Agent;

(ii)	by the Buyer if the Foreign Investment Authority issues, prior to the Longstop Date, a decision in writing denying the Foreign Investment Clearance;

(iii)	by the Buyer or the Sellers’ Agent if the Conditions Precedent are not satisfied (or waived by the Buyer) at the latest at the Longstop Date, provided that the Buyer shall be entitled to postpone the Longstop Date (not more than once) by up to 30 Business Days by notice to the Sellers’ Agent;

(iv)	by the Buyer if the Closing does not occur by the Longstop Date as a result of Clause 6.2.2(c)(i); or

(v)	by the Sellers’ Agent if the Closing does not occur by the Longstop Date as a result of Clause 6.2.2(c)(ii).

(b)	If the Agreement is terminated, whatever the reason, the obligations hereunder shall automatically cease to be binding on the Parties and, except as otherwise specifically agreed in this Agreement, no Party shall have any claim hereunder of any nature whatsoever against the other, provided that the foregoing will be without prejudice to the rights of any Party in the event of a prior breach hereof by another Party.

(c)	In case of termination of this Agreement, whatever the reason, the obligations set forth in Clauses 10, 11, 12, 14 and 17 shall survive such termination.

16.       MISCELLANEOUS

16.1       AMENDMENT – WAIVER

(a)	No terms of this Agreement may be altered, modified, amended or supplemented or terminated except by an instrument in writing duly signed by all Parties.

(b)	A waiver of any term, provision or condition of, or consent granted under this Agreement shall be effective only if given in writing and signed by the waiving or consenting Party, and then only in the instance and for the purpose for which it is given.

(c)	No failure or delay on the part of any Party in exercising any right under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right except as specifically set forth herein.

(d)	No breach by any Party of any provision of this Agreement shall be waived or discharged except with the express written consent of the other Parties.

16.2       INVALIDITY – ENTIRE AGREEMENT

(a)	If any term or provision herein is held to be void, unenforceable, invalid, illegal or inapplicable, the legality, enforceability, validity and applicability of the other provisions of this Agreement shall not be affected or impaired thereby. In such case the Parties shall negotiate in good faith a lawful substitute provision to replace the void, unenforceability, invalid, illegal or inapplicable provision or term that shall be consistent with the intent and object of the original provision.

(b)	This Agreement (including the Schedules hereto and the documents referred to herein) constitutes the entire agreement among the Parties and supersedes all prior understandings, agreements or representations by or among the Parties, written or oral, to the extent they have related in any way to the subject matter hereof.

17.       GOVERNING LAW - DISPUTES

(a)	This Agreement and any contractual or non-contractual obligation arising out of or in connection with this Agreement shall be governed by, and construed in accordance with, French law.

(b)	Any dispute, controversy, or claim arising out of or in relation to this Agreement, including in relation to the validity, invalidity, breach, enforcement or termination of this Agreement shall be finally settled in accordance with the Rules of Arbitration of the International Chamber of Commerce (the “Rules”) in force on the date when the notice of arbitration is submitted. The tribunal shall be composed of three arbitrators appointed as set forth below. Any such arbitration shall be held in Paris. The language in such arbitration proceedings shall be English. The decision and award of the arbitral tribunal shall be final and binding without being subject to further judicial review. The Parties shall jointly appoint two arbitrators and the third arbitrator shall be appointed by the two arbitrators jointly appointed by the Parties. Failing such appointment or in case of disagreement between the Parties on the appointment of the arbitrators, the arbitrators shall be appointed by the Court of the International Chamber of Commerce in accordance with the Rules.

Signed on below on the date specified above, in 11 originals.

[Signature pages to follow]

The Sellers

BioDiscovery 2

By: Andera Partners SCA

Represented by

[Share Purchase Agreement – Signature page – 12 August 2020]

BioDiscovery 3

By: Andera Partners SCA

Represented by

[Share Purchase Agreement – Signature page – 12 August 2020]

Eclosion2 & Cie SCPC

By: Eclosion2 SA

Represented by

[Share Purchase Agreement – Signature page – 12 August 2020]

Vesalius Biocapital II SA, SICAR

By:

Represented by

[Share Purchase Agreement – Signature page – 12 August 2020]

Neomed Innovation V L.P.

By: Neomed Innovation V Limited

Represented by	Ashley Vardon & Christina Kembery

[Share Purchase Agreement – Signature page – 12 August 2020]

N5 Investments AS

By:

Represented by

[Share Purchase Agreement – Signature page – 12 August 2020]

Wellington Partners Nominee Ltd

By:

[Share Purchase Agreemenl – Signature page – 12 August 2020]

Mr. Elias Papatheodorou

[Share Purchase Agreement – Signature page – 13 August 2020]

Mr. Philippe Wiesel

[Share Purchase Agreement – Signature page – 12 August 2020]

Mr. Alexandre Grassin

[Share Purchase Agreement – Signature page – 12 August 2020]

The Buyer

Calliditas Therapeutics AB (publ)

By: Calliditas Therapeutics AB

Represented by Elmar Schnee and Lennart Hansson

[Share Purchase Agreement – Signature page – 13 August 2020]

SCHEDULE 1

Allocation of the Transferred Shares and Purchase Price among the Sellers

Seller	Number of Transferred Shares	Percentage of Company Shares (based on total shares on the date hereof)	Percentage of allocation of the Purchase Price	Estimated Contingent Consideration Portion (1) (in % of Contingent Consideration)
BioDiscovery 2	209 752	1.82%	2.90%	1.79%
BioDiscovery 3	2 717 174	23.53%	37.55%	23.15%
Eclosion2 & Cie SCPC	1 393 285	12.06%	19.25%	11.87%
Vesalius Biocapital II SA, SICAR	1 087 568	9.42%	15.03%	9.27%
Neomed Innovation V L.P.	940 589	8.14%	13.00%	8.01%
N5 Investments AS	67 633	0.59%	0.93%	0.58%
Wellington Partners Nominee Ltd	482 967	4.18%	6.67%	4.12%
Mr. Philippe Wiesel	115 231	1.00%	1.59%	0.98%
Mr. Elias Papatheodorou	148 689	1.29%	2.05%	1.27%
Mr. Alexandre Grassin	73 627	0.64%	1.02%	0.63%
TOTAL	7 236 515	62.66%	100.00%	61.66%

(1) Assuming that the total number of Company Shares on a fully diluted basis on the day preceding the settlement and delivery of the Tender Offer is equal to 11,736,174 (i.e. expected situation if all dilutive instruments other than the 2020 stock options have been waived or have lapsed)

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SCHEDULE 2

Form of resignation letter

Genkyotex

218 avenue Marie Curie – Forum 2 Archamps Technopole

74166 Saint-Julien-en-Genevois Cedex, France

To: The Board of Directors

Paris, on [ • ],

Dear Sirs and Madams,

I do hereby resign as a [chairman of the Board of Directors/director/observer] of Genkyotex, a limited liability company (société anonyme) organized under the laws of France with a share capital of €11,548,562, whose registered office is at 218 avenue Marie Curie – Forum 2 Archamps Technopole, 74166 Saint-Julien-en-Genevois Cedex, France and registered with the Commerce and Companies Registry under number 439 489 022 RCS Thonon-les-Bains.

This resignation will be effective as of [ • ] [following the meeting of the Board of Directors of Genkyotex acknowledging my resignation and appointing my successor].

Please proceed with the appropriate formalities required in connection with my resignation.

I hereby confirm that my decision to resign has been made freely. I also confirm that I have, and will have, no claim against Genkyotex or any of its subsidiaries of whatsoever nature (whether statutory, contractual or otherwise) in connection with the exercise or termination of my office as [chairman of the Board of Directors/director/observer] and that Genkyotex or any of its subsidiaries does not owe me any compensation or any other sum in connection therewith or for any reason whatsoever (other than any compensation that may be due under separate existing employment agreements or arrangements with Genkyotex).

Yours sincerely,

*[Director/Observer]

___________________________

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